[redacted]

UNIT
SECURITIES AND E
Washington, D.C.

09041767

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 46065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. Clinton, Suite 450
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy J. Gorchoff (312) 655-8211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Novak & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 W. Illinois Street, Suite 300, Chicago Illinois 60654
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AO 7/8

OATH OR AFFIRMATION

I, Nancy Gorchoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Financial Group, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

"OFFICIAL SEAL"
Victor John Chiggas
Notary Public, State of Illinois
My Commission Exp. 04/08/2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS FINANCIAL GROUP, INC.
RECONCILIATION OF UNAUDITED NET CAPITAL COMPUTATION
TO AUDITED NET CAPITAL AND UNAUDITED AGGREGATE
INDEBTEDNESS TO AUDITED AGGREGATE INDEBTEDNESS
AS OF MARCH 31, 2009

NET CAPITAL PER UNAUDITED COMPUTATION	$ 710,113
Adjustment to revenue from sale of investment company shares	(13,333)
Adjustment to fees for account supervision, investment advisory and administrative services	4,730
Total adjustments to total revenue	(8,603)
Adjustment to salaries and other employment costs for general partners and voting stockholder officers	51,363
Adjustment to other employee compensation and benefits	3,929
Adjustment to regulatory fees and expenses	3,105
Adjustment to other expenses	31,010
Total adjustment to total expenses	89,407
Total adjustment to net income before Federal Income taxes	(98,010)
Adjustment for provision for Federal Income taxes	(75,000)
Total adjustment to net income after Federal Income taxes	(173,010)
Adjustment to total nonallowable assets	13,977
Adjustment to haircut on securities	1,017
Total adjustment to net capital	(158,016)
NET CAPITAL PER AUDITED COMPUTATION	$ 552,097

AGGREGATE INDEBTEDNESS PER UNAUDITED COMPUTATION	$ 320,748
Adjustment to income tax payable	85,000
Adjustment to commissions payable	51,363
Adjustment to payroll taxes	3,929
Adjustment to accounts payable	18,742
Total adjustments for accounts payable and accrued expenses and other	159,034
AGGREGATE INDEBTEDNESS PER AUDITED COMPUTATION	$ 479,782